Exhibit 99.1

Uxin Announces Transaction with 58.com

BEIJING, March 24, 2020 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading national online used car dealer in China, today announced that it entered into definitive agreements with 58.com, China’s largest online classifieds and an existing investor in Uxin, to sell its B2B business. Pursuant to the definitive agreements, the Company will sell its entire B2B online used car auction business and transfer corresponding assets and liabilities to an affiliate of 58.com for a total cash consideration of US$105 million, which may be slightly adjusted subject to the review of the transferred assets following the completion of the transaction. The Company agrees not to engage in or acquire any B2B used car auction business following the completion of the transaction without prior consent from 58.com. The transactions contemplated under the definitive agreements are subject to customary closing conditions, and are currently expected to close by the first half of 2020.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, commented, “We are pleased to enter into the transaction with 58.com. Our B2B business is where we began our journey exploring market opportunities in China’s used car industry years ago. As we expanded into the retail market, we have gradually shifted our strategic focus to the 2C business. By entering into this transaction, we will be able to devote all our attention and resources towards developing our 2C online transaction business and strengthen the one-stop online buying experience for consumers. We are confident in our future business prospects and will use our strengthened cash position to generate long-term sustainable growth.”

About Uxin

Uxin Limited (Nasdaq: UXIN) is a leading national online used car dealer in China. Uxin’s mission is to enable people to buy the car of their choice, no matter where they are located or what their budget is. Uxin enables consumers to buy used cars online through its innovative integrated online platform and offline service and fulfilment networks, which takes care of each step of the transaction process and covers the entire value chain. Its one-stop online shopping mall provides consumers with a nationwide selection of used cars and various value-added products and services as well as a full suite of offline supporting services to fulfill these online transactions. Its extensive service network is bolstered by its own sales force and over 1,200 franchise service centers in over 230 prefecture-level cities throughout China. Its comprehensive fulfillment network supports nationwide logistics and delivery as well as title transfer between different cities across China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:

Nancy Song

Uxin Investor Relations

Tel: +86 10 5691-6765

Email: ir@xin.com

Christian Arnell

Christensen

Tel: +86 10 5900-1548

Email: uxin@christensenir.com